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SEC FILE NUMBER
8-37927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SECU Brokerage Services, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Hillsborough Street, 3rd Floor
(No. and Street)

Raleigh	North Carolina	27603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rex Spivey	919-839-5084	Rex.Spivey@ncsecu.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rex Spivey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SECU Brokerage Services, Inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Erin G. Avery
Notary Public
Wake County, NC
My Commission Expires 05/23/2027

Signature: [signature]

Title: Chief Financial Officer

[signature: Erin G. Avery]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECU Brokerage Services, Inc.

Financial Statements and Reports

Pursuant to Rule 17a-5

Under the Securities Exchange Act of 1934

June 30, 2024 and 2023

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2024 and 2023

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
SECU Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SECU Brokerage Services, Inc. (the Company) as of June 30, 2024 and 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III, we evaluated whether the information in Schedules I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
September 27, 2024

We have served as the Company's auditor since 2023.

SECU Brokerage Services, Inc.
Statements of Financial Condition
June 30, 2024 and 2023

	2024	2023
Assets		
Cash and cash equivalents	$ 1,379,126	$ 1,265,431
Deposit with clearing organization	100,000	100,000
Due from broker	49,647	23,249
Receivable – other	198	183
Prepaid expenses	125,098	132,589
Prepaid income taxes	24,297	-
Total Assets	$ 1,678,366	$ 1,521,452
Liabilities		
Accounts payable and accrued expenses	$ 72,057	$ 32,366
Due to Parent	47,323	-
Total Liabilities	119,380	32,366
Stockholder's Equity		
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	840,000	840,000
Retained earnings	618,986	549,086
Total Stockholder's Equity	1,558,986	1,489,086
Total Liabilities and Stockholder's Equity	$ 1,678,366	$ 1,521,452

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Operations
Years Ended June 30, 2024 and 2023

	2024	2023
Revenues		
Service fee income	$ 2,880,000	$ 2,520,000
Commission income	500,091	330,217
Interest income	12,972	12,570
Total Revenues	3,393,063	2,862,787
Expenses		
Salary expense	1,443,114	1,081,192
Custodial fees	420,582	312,392
Regulatory expenses	209,327	285,448
Transaction fees	902,819	526,510
Occupancy	81,625	124,460
Other expenses	87,183	86,390
Online system maintenance fees	80,799	55,833
Professional fees	49,984	25,463
Insurance expense	24,476	24,054
Franchise tax expense	2,585	1,842
Total Expenses	3,302,494	2,523,584
Income before provision for taxes	90,569	339,203
Provision for income taxes	20,669	77,932
Net Income	$ 69,900	$ 261,271

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended June 30, 2024 and 2023

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance at June 30, 2022	$ 100,000	$ 840,000	$ 287,815	$1,227,815
Net income	-	-	261,271	261,271
Balance at June 30, 2023	$ 100,000	$ 840,000	$ 549,086	$1,489,086
Net income	-	-	69,900	69,900
Balance at June 30, 2024	$ 100,000	$ 840,000	$ 618,986	$1,558,986

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Cash Flows
Years Ended June 30, 2024 and 2023

	2024	2023
Cash flows from operating activities		
Net income	$ 69,900	$ 261,271
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in operating assets		
Due from broker	(26,398)	34,853
Receivable – other	(15)	(151)
Income Tax Receivable	(24,297)	-
Prepaid expenses	7,491	(45,302)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	39,691	5,809
Due to Parent	47,323	-
Total adjustments	43,795	(4,791)
Net cash and cash equivalents provided by operating activities	113,695	256,480
Net increase in cash and cash equivalents	113,695	256,480
Cash and cash equivalents, beginning of year	1,265,431	1,008,951
Cash and cash equivalents, end of year	$ 1,379,126	$ 1,265,431
Additional cash flow information		
Cash paid for taxes	$ 27,754	$ 74,567

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SECU Brokerage Services, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is incorporated in the State of North Carolina and is a wholly owned subsidiary of Credit Union Investment Services, Inc. (Parent).

Credit Union Investment Services, Inc. is a wholly owned subsidiary of State Employees' Credit Union (SECU), a non-profit, member owned financial cooperative. SECU is a state chartered, federally insured financial cooperative which was formed in 1937 and serves nearly 2.8 million members in North Carolina.

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Securities Transactions

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices**.**

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax expense/or benefit calculated is either remitted to or received from the Parent. The Company files its own state and local tax returns.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Service fee revenue

The Company provides investment and brokerage services to the Parent by acting as an introducing broker-dealer for clients of the Parent. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. There were no changes in judgments used to determine the timing of the satisfaction of performance obligations or the judgements used to determine the transaction price made in applying the guidance in Topic 606.

Service fees are fixed and accrued monthly over the course of the term at a rate agreed upon by the Company and Parent. The Company records servicing fees when the services are provided and earned based on contractual terms. The Company believes the performance obligation for service fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

The Company recognizes a receivable when there is an interval between the monthly due date and payment date. The receivable related to this contract at year end was $0 for June 30, 2024, and 2023.

Commission income

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is

identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Franchise Tax

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000 of capital stock, surplus and undivided profits. The minimum franchise tax is $200. For the years ended June 30, 2024 and 2023, the Company's franchise tax expenses were $2,585 and $1,842, respectively.

Recently Issued Accounting Pronouncements

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

Revision of Previously Issued Financial Statement

The Company's statement of operations for the year ended June 30, 2023, has been revised to present $330,105 in commission income and the related expense on a gross basis instead of a net basis to correct an immaterial error. The impact of the revision had no impact to net income, equity, or the net capital computation.

NOTE 2: <u>DEPOSIT WITH CLEARING ORGANIZATION AND DUE FROM BROKER</u>

The Company clears all transactions through another broker-dealer, Pershing, LLC, a BNY Mellon subsidiary. As described in the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a minimum of $100,000 in a deposit account for the life of the agreement. Interest is paid monthly on the cash balances at the

overnight repurchase agreement rate and interest receivable is classified as due from broker on the statement of financial condition.

NOTE 3: <u>RELATED PARTY TRANSACTIONS</u>

The Company provides brokerage services to the members of SECU, which owns a 100% equity interest in Parent.

The Company has entered into an expense sharing agreement with SECU. Certain costs of operation, including equipment use, are provided to the Company by SECU at no charge. The value of these operational costs provided to the Company by SECU under this agreement is not reflected in these financial statements. The Company has no obligation to reimburse SECU for these costs. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company.

Staff members associated with the Company are employees of SECU. All employee medical benefits, retirement and post retirement plans are funded and managed by SECU. The Company reimburses SECU for salaries and benefits on a full time equivalent basis as outlined in the expense sharing agreement. The number of full time equivalents allocated to the Company is evaluated on an annual basis by management. The Company paid $1,443,114 and $1,081,192 for salaries and benefits for the years ended June 30, 2024 and 2023, respectively. The Company also includes occupancy in its expense sharing agreement and paid $81,625 and $124,460 for occupancy for the years ended June 30, 2024 and 2023, respectively.

The Company has a services agreement with the Parent (see Note 1). The Company receives a monthly service fee at a rate agreed upon by the Company and Parent. During the years ended June 30, 2024 and 2023, the Company recognized $2,880,000 and $2,520,000, respectively, as income under this agreement.

At June 30, 2024 and 2023, the Company owed the Parent $47,323 and $0, respectively, for expenses paid on its behalf. At June 30, 2024 and 2023, the Company owed SECU $0 for expenses paid on its behalf. At June 30, 2024 and 2023, the Company was owed $0 by SECU and was owed $0 by the Parent. During the years ended June 30, 2024 and 2023, the Company incurred expenses totaling $0, which were paid by SECU.

NOTE 4: <u>PREPAID EXPENSES</u>

The Company has included prepaid insurance, registration fees, and other expenses in prepaid expenses. The balances are amortized over the term of the policy or service contract. Registration fees are expensed as they are charged against a prepaid balance. At June 30, 2024 and 2023 the Company had prepaid insurance of $6,224 and $6,100, respectively. At June 30, 2024 and 2023, the Company had prepaid registration fees of $101,149 and $89,493, respectively. Other prepaid expenses totaled $17,725 and $36,996 at June 30, 2024 and 2023, respectively.

NOTE 5: <u>INCOME TAX</u>

Management considers whether it is more-likely-than-not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is based on consideration of available evidence, including tax planning strategies and other factors. As of June 30, 2024 and 2023, no deferred assets remained for valuation consideration. For the years ended June 30, 2024 and 2023, the Company recognized $20,669 and $77,932, respectively, for current income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the

Financial Statements to comply with the provisions of ASC Topic 740, *Accounting for Income Taxes*.

By statute, the tax returns for the consolidated group that includes the Company are subject to U.S. federal or state tax examinations by taxing authorities for all fiscal years ended June 30, 2020 and later.

Provision for income tax differs from that computed by applying statutory rates as follows:

	2024	**2023**
Federal tax	$ 18,545	$ 69,452
State tax, net of federal benefit	2,264	8,480
Permanent differences	(140)	-
Income tax expense	$ 20,669	$ 77,932

NOTE 6: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2024 and 2023, the Company's net capital of $1,433,888 and $1,356,497 exceeded the minimum net capital requirement of $50,000 by $1,383,888 and $1,306,497, respectively. The Company's ratio of aggregate indebtedness ($119,380 and $32,366, respectively) to net capital was 0.08 to 1 and 0.02 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2024 and 2023 FOCUS Reports.

NOTE 7: CONCENTRATIONS

The Company offers brokerage services to the members of SECU through the Parent. The Company's cash deposits are maintained at two financial institutions. Balances on deposit are insured by the National Credit Union Administration (NCUA) up to $250,000. Balances in excess of the NCUA limit are uninsured. Uninsured deposits were $879,126 and $765,431 at June 30, 2024 and 2023, respectively. The total deposits held by these institutions were $1,379,126 and $1,265,431 at June 30, 2024 and 2023, respectively.

NOTE 8: SUBSEQUENT EVENTS

Management evaluated subsequent events through September 27, 2024, the date the financial statements were issued. Events or transactions occurring after June 30, 2024 but prior to September 27, 2024 that provided additional evidence about conditions that existed at June 30, 2024 have been recognized in the financial statements for the year ended June 30, 2024.

NOTE 9: OFF-BALANCE SHEET RISK

The Company operates as an introducing retail broker-dealer on a fully disclosed basis. The Company does not hold customer funds or securities. A clearing broker-dealer is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual

commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to collect and authenticate funds which are passed through to the clearing broker-dealer and verify that customer transactions are executed properly by the clearing broker-dealer.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of June 30, 2024. The Company does not have any guarantees or other commitments as of June 30, 2024.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital
Under Exhibit A of Rule 15c3-1
At June 30, 2024 and 2023

	2024	2023
Stockholder's equity		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	840,000	840,000
Accumulated earnings	618,986	549,086
Total stockholder's equity	1,558,986	1,489,086
Less: Non allowable assets		
Prepaid expenses	(125,098)	(132,589)
Total	(125,098)	(132,589)
Net capital	1,433,888	1,356,497
Aggregate indebtedness	119,380	32,366
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	7,959	2,158
Minimum dollar net capital required	50,000	50,000
Net capital required (greater of above)	50,000	50,000
Excess net capital	$ 1,383,888	$ 1,306,497
Ratio of aggregate indebtedness to net capital	0.08: 1	0.02 : 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2024 and June 30, 2023.

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Under Exhibit A of Rule 15c3-3 (Exemption)

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3, section (k)(2)(ii).

SECU Brokerage Services, Inc.
Schedule III – Information for Possession or Control Requirements
Under Exhibit A of Rule 15c3-3 (Exemption)

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3, section (k)(2)(ii).

Report of Independent Registered Public Accounting Firm

To SECU Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of SECU Brokerage Services, Inc., is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the SECU Brokerage Services, Inc. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting SECU Brokerage Services, Inc. and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by SECU Brokerage Services, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement, and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the SECU Brokerage Services Inc.'s Form SIPC-7, and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of SECU Brokerage Services, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of SECU Brokerage Services, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
September 27, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
SECU Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying SECU Brokerage Services, Inc.'s Exemption Report in which:

1. SECU Brokerage Services, Inc. states SECU Brokerage Services, Inc. claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2. SECU Brokerage Services, Inc. states SECU Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

SECU Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SECU Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
September 27, 2024

SECU Brokerage Services

SECU Brokerage Services, Inc.'s Exemption Report

SECU Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)
- The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

SECU Brokerage Services, Inc.

I, Rex Spivey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Rex Spivey
Chief Financial Officer
July 11, 2024

801 Hillsborough Street, 3rd Floor, Raleigh, NC 27603 • Post Office Box 26807, Raleigh, NC 27611-6807 • 919.839.5112 • Fax 919.834.5836

"Equal Employment/Affirmative Action Employer, M/F/Disability/Vet"